March 9, 2012

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”)

Registration Statement on Form S-4 (the “Registration Statement”)

Filed February 29, 2012

File No.: 333-179809

Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)

Filed March 1, 2012

File No.: 0-51826

In connection with the Company’s response to the comment letter dated March 8, 2012 from the United States Securities and Exchange Commission (the “Commission”) regarding the Registration Statement filed on February 29, 2012 and the Proxy Statement filed on March 1, 2012, the Company hereby acknowledges that:

a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c)	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ Richard Short

Richard Short

Controller

cc.	H. Sangra, Sangra Moller LLP
Andrew Bond, Sangra Moller LLP

MERCER INTERNATIONAL INC.

SUITE 1120, 700 WEST PENDER STREET, VANCOUVER, BC V6C 1G8 T: (604) 684-1099 F: (604) 684-1094

14009 INTERURBAN AVENUE SOUTH, SUITE 282 SEATTLE, WASHINGTON 98168 T: (206) 674 4639 F: (206) 674 4629

1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 622-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H.S. Sangra Our File No.: 5000 174 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

March 9, 2012

VIA EDGAR AND FACSIMILE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mellissa Campbell Duru, Special Counsel
Office of Mergers & Acquisitions

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (“Mercer”)
Registration Statement on Form S-4 (the “Registration Statement”)
Filed on February 29, 2012
File No. 333-179809
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed March 1, 2012
File No. 0-51826

We refer to the comment letter dated March 8, 2012 (the “Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) to Mercer regarding the Registration Statement filed on February 29, 2012 and the Proxy Statement filed on March 1, 2012. On behalf of Mercer, we provide the following responses to the Commission’s comments. For ease of reference, we have reproduced below, in italics, the text of the questions in the Comment Letter (using the numbering therein), followed by Mercer’s responses thereto.

All capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Registration Statement and/or the Proxy Statement.

Form S-4

General

1.	The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language “is not complete” from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

S A N G R A  M O L L E R  LLP

March 9, 2012

Mercer confirms that the cover page of the prospectus will be amended to delete the words “is not complete”.

2.	Although the requirement to deliver a final prospectus has been eliminated for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Mercer International, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation

We confirm that Mercer will file a final prospectus after the effectiveness of the Registration Statement.

3.	Refer to Item 19 of Form S-4. Given that the Part III information in the form 10-K filed on February 21, 2012 has not yet been filed, please revise to include all required information prior to effectiveness of the registration statement. Refer generally to an analogous provision applicable to Form S-3 registrants in Securities Act Forms Compliance & Disclosure Interpretation 123.01, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

Mercer acknowledges your comment and advises that it will file, prior to the effective date of the Registration Statement, its Definitive Proxy Statement on Schedule 14A in connection with its annual general meeting of shareholders, which will contain the information prescribed under Part III of Form 10-K.

Conditions of the Offer, page 37

4.	We note that Mercer International, Inc. and Fibrek, Inc. have appealed the decision of the Bureau de décision et de révision (Québec) granting an order to cease-trade the private placement of special warrants to Mercer International, Inc. We similarly note disclosure in the Offering Circular that subsequent decisions by the Bureau de décision “may impact the completion of the Offer.” Please revise to clarify whether a condition to your offer is the absence of a restriction on the parties’ agreements with respect to the issuance and/or terms of conversion and/or redemption of the special warrants as currently contemplated by the Special Warrant Agreement.

Mercer confirms that the following additional disclosure will be added to Section 4 of the Offer to Purchase “Conditions of the Offer”:

“The Offer is not conditional upon the issuance or conversion of the Special Warrants.”

S A N G R A  M O L L E R  LLP

March 9, 2012

5.	Please refer to the fifth bullet point on page 37. Supplementally advise us with a view toward revised disclosure, what constitutes an impediment to your ability to “maintain” the offer that is not otherwise covered in the conditions listed. As the filing persons are aware, all conditions to the offer must be drafted with sufficient specificity to allow for objective verification. Refer generally to Section 14(e) of the Exchange Act. Please revise or advise.

With respect, Mercer submits that the conditions of the Offer have been drafted with sufficient specificity to allow for objective verification. In the case of the reference to “maintain” in the fifth bullet on page 37, this provision provides that it is a condition of the offer that there are no actions, suits, proceedings, judgments or other orders that challenge Mercer’s ability to maintain the Offer. While most all aspects of this condition are likely covered by other conditions listed, this condition is designed to cover any unexpected or unenvisioned potential proceedings and orders that could impede Mercer’s ability to continue with the Offer under Canadian and U.S. Laws. Mercer submits that this condition is clear in that it can only be triggered if actual legal proceedings are in place or initiated or an order is issued that would have the effect of making Mercer unable to continue with the Offer.

Preliminary Proxy Statement on Schedule 14A filed March 1, 2012

6.	Please fill in all blanks and provide information as of the most reasonable practicable date.

Mercer acknowledges your comment and advises that it agrees to fill in all blanks in the Proxy Statement and provide information as of the most reasonable practicable date.

Questions and Answers About the Offer and the Mercer Special Meeting, page 1

7.	In a Question and Answer, please disclose or cross-reference to disclosure that provides a quantitative and qualitative description of the financing needed to complete the offer, inclusive of the pro forma impact to Mercer resulting therefrom.

Mercer confirms that the following Question and Answer will be added to the Proxy Statement:

“Q.	How does Mercer intend to finance the cash portion of the Offer?

A.	We intend to finance the cash portion of the Offer, any second step transaction and any related fees with: (i) our existing cash, cash equivalents and marketable securities on hand; (ii) advances under our existing credit facilities; and/or (iii) advances from three new credit facilities aggregating C$70 million pursuant to three commitment letters from Québec based capital providers. See “The Offer – Source and Amount of Funds” for further information regarding how Mercer intends to fund the cash portion of the Offer and “Selected Historical and Pro Forma Combined Financial Data” for a description of the pro forma impact of the C$70 million in additional financing on Mercer’s balance sheet and statement of operations.”

S A N G R A  M O L L E R  LLP

March 9, 2012

In addition, Mercer will amend the Proxy Statement to add the following additional disclosure under “The Offer”, which is verbatim to disclosure included in the Canadian take-over bid circular:

“Source and Amount of Funds

The Offer is not subject to any financing condition. The maximum amount of funds required by us to consummate the Offer and any second step transaction (including the payment of Fibrek Shares issued as a result of exercised options or other rights but excluding the payment of related fees and expenses) is C$70,000,000. We will pay the cash portion of the Offer and any second step transaction and any related fees with: (i) our existing cash, cash equivalents and marketable securities on hand; (ii) advances under our existing credit facilities; and/or (iii) advances from three new credit facilities aggregating C$70,000,000 pursuant to three commitment letters from Québec based capital providers.

We have entered into a commitment letter with Fonds de solidarité des travailleurs du Québec (F.T.Q.), which provides for unsecured debenture financing in the amount of C$25,000,000. This facility will have a four year term and provides for repayment of the principal amount thereunder in eight equal semi-annual payments commencing on the six month anniversary of closing. Interest payable under the facility will be fixed on the date of closing based upon a predetermined formula, which at the date of the commitment equaled 8.5%. Mercer will pay the lender a commitment fee of C$500,000 in connection with this facility. The facility will have terms customary for such financing. Upon the occurrence of an event of default, the lender will have the right to demand repayment of an amount equal to 101% of the outstanding principal amount of the debenture and accrued and unpaid interest. Upon default, the interest rate under the facility shall also increase by 2% per annum. Events of default for this facility are customary for facilities of this type, including: (i) the failure of Mercer to make any payments of the principal amount or interest thereunder when due, if such default is not cured within 15 days of receipt of written notice from the lender by Mercer; (ii) a change of control of Mercer or if Mercer assigns, sells, transfers or otherwise disposes of all or a substantial portion of its assets; (iii) a shut-down of Fibrek’s Saint-Félicien mill for at least 30 consecutive days (other than for maintenance or capital expenditures or to comply with applicable laws or governmental orders); or (iii) if Mercer is in default under the indenture underlying the Senior Notes. Pursuant to the terms of the facility, Mercer will also issue to the lender warrants to subscribe for 500,000 Mercer Shares at a price equal to the closing price of the Mercer Shares on the NASDAQ Global Market on the closing date plus a premium of 30%, exercisable until the earlier of: (i) the date of the last semi-annual payment thereunder; (ii) 30 days after the facility is paid in full; or (iii) the day after any 20 consecutive trading day period during which the closing price of the Mercer Shares on the NASDAQ Global Market exceeds 130% of the exercise price of the warrants on each such day. We have also entered into a commitment letter with a private investee company of Fonds de solidarité des travailleurs du Québec (F.T.Q.) for a C$15,000,000 unsecured debenture financing, the terms of which will be substantially similar to the credit facility to be provided by Fonds de solidarité des travailleurs du Québec (F.T.Q.), other than that no warrants will be issued to such lender and the commitment fee payable to the lender in connection with the facility will be C$100,000. We have also entered into a commitment letter with Investissement Québec which provides for a C$30.0 million unsecured term loan. The loan will have a four-year term from the date of the initial advance thereunder, with the principal thereunder repayable in one lump sum at the end of such term or at such earlier time as determined by us without any prepayment penalties. Interest payable under this loan will be fixed at 6.31%, payable on a monthly basis. This loan facility will have terms and events of default customary for such financing. During the term of the facility, we have agreed to maintain the head office and primary functions of Fibrek in Québec. Mercer will pay Investissement Québec a commitment fee of C$300,000 in connection with this loan facility.

S A N G R A  M O L L E R  LLP

March 9, 2012

We intend to repay any borrowings under the above facilities and/or our existing credit facilities using cash flows from our operations, existing cash on hand and proceeds from refinancings and/or the sale of non-core assets.”

8.	Please include a Question and Answer that provides a brief summary of the Special Warrant Agreement, its relationship to the consummation of the offer, and the impact to Mercer shareholders assuming a triggering conversion event were to occur.

Mercer confirms that the following Question and Answer will be added to the Proxy Statement:

“Q. What impact will the Special Warrants issued pursuant to the Special Warrant Agreement have on Mercer’s shareholders?

A.	In connection with the Offer, Mercer and Fibrek entered into the Special Warrant Agreement whereby Mercer agreed to purchase 32,320,000 Special Warrants of Fibrek on a private placement basis, at a price of C$1.00 per Special Warrant. The Special Warrants are convertible into Fibrek Shares on a one-for-one basis. Conversion is automatic in certain events and otherwise at the option of Mercer. The Special Warrants are also redeemable by Mercer and Fibrek at their subscription price in certain stipulated events. See “Certain Agreements Related to the Offer – Special Warrant Agreement” for a detailed description of the terms of the Special Warrant Agreement.

While any Special Warrants held by Mercer shall be counted towards the minimum tender condition required to consummate the Offer, the completion of the private placement of the Special Warrants is not a condition of the Offer. Other than the acquisition of Fibrek Shares on conversion of the Special Warrants, Mercer’s shareholders will not be impacted by an event triggering conversion.”

S A N G R A  M O L L E R  LLP

March 9, 2012

Risk Factors, page 25

“Change of Control provisions …,” page 26

9.	If material, please quantify the approximate range of “unanticipated expenses” associated with potential change of control payments that would be owed to Fibrek employees if the offer is successful.

Mercer does not consider the potential change of control payments to Fibrek employees to be material; however, Mercer confirms that it will amend the Proxy Statement to include the following disclosure regarding change of control provisions on page 26:

“Certain Fibrek employee benefit plans or agreements contain change-of-control clauses providing for compensation to be granted to certain senior officers of Fibrek if, following a change of control, Fibrek terminated the employment relationship between Fibrek and these employees, or if these employees suffer a substantial change in their working conditions within specified periods following a change of control. If successful, we expect that the Offer would constitute a change of control of Fibrek, thereby giving rise to potential change-of-control payments, which we currently estimate to be in the range of between C$5 million and C$10 million.”

Opinion of Raymond James to the Board of Directors of Mercer, page 43

10.	Refer to Item 14(b)(6) and corresponding Item 1015(b)(4) of Regulation M-A. Please disclose the total amount of the fee payable and/or paid to Raymond James, inclusive of contingent amounts owed if the offer is consummated.

Mercer confirms that it will amend the disclosure on page 44 of the Proxy Statement to include the following disclosure concerning the amount of the fee payable to Raymond James:

“In consideration for providing a fairness opinion and other financial advisory services in connection with the Offer, Raymond James is to be paid a fee, a portion of which is payable upon consummation of the Offer, and is to be reimbursed for its reasonable out-of-pocket expenses. Raymond James shall be paid a fee of C$400,000 in connection with the preparation and delivery of its fairness opinion included in Annex F to this proxy statement. Further, Mercer has agreed to pay Raymond James: (i) a success fee of C$750,000 upon successful completion of the Offer; or (ii) 9% of the termination fee, if any, received by Mercer in connection with the Offer, less, in each case, any amounts previously paid to Raymond James pursuant to its engagement letter. Furthermore, Mercer has agreed to indemnify Raymond James, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities which may arise directly or indirectly from services performed by Raymond James. Such expenses will not exceed a cumulative total of C$25,000 unless authorized by Mercer.

S A N G R A  M O L L E R  LLP

March 9, 2012

Ownership of Mercer Following the Offer, page 54

11.	Please revise to specify the maximum percentage of share ownership by Fibrek shareholders assuming the entire 15 million shares are issued in connection with the offer. Please make corresponding revisions to analogous disclosure on page 36 under “Proposal 1”

Mercer confirms that the disclosure concerning the ownership of Mercer following the Offer on pages 54 will be amended as follows:

“After the Offer, the percentage ownership of the outstanding shares of Mercer held by current Mercer shareholders and current Fibrek shareholders will depend on the percentage of outstanding Fibrek Shares that are tendered pursuant to the Offer. If all of the Fibrek Shares currently outstanding (which excludes any Fibrek Shares that may be issued or issuable after the date of this proxy statement) are tendered in the Offer, post-Offer the current shareholders of Mercer will hold approximately 83% of the outstanding Mercer Shares and the current shareholders of Fibrek will hold approximately 17% of the outstanding Mercer Shares (assuming that 11,741,496 Mercer Shares were to be issued in connection with the Offer). In the event that 15,000,000 Mercer Shares are issued to Fibrek’s shareholders in connection with the Offer, current Mercer shareholders would hold approximately 79% of the outstanding Mercer Shares, post-Offer, while Fibrek’s current shareholders would hold approximately 21% of the outstanding Mercer Shares.”

Additionally, Mercer confirms that the disclosure on page 36 under “Proposal 1” will be amended as follows:

“We are currently permitted to issue up to approximately 11,155,840 Mercer Shares, or just under 20% of the total outstanding Mercer Shares, without holding a shareholder vote. However, under NASDAQ Listing Rule 5635(a), a company listed on the NASDAQ Global Market is required to obtain shareholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. ~~The additional Mercer Shares to be issued in the Offer are currently expected to exceed the 20% threshold under the NASDAQ Listing Rules by approximately 156,000 Mercer Shares.~~ Based on the current terms of the Offer, if all of the Fibrek Shares are tendered under the Offer, we would issue 11,741,496 Mercer Shares thereunder, which would exceed the 20% threshold by 585,656 Mercer Shares. If we were to issue 15,000,000 Mercer Shares in connection with the Offer, we would exceed the 20% threshold by 3,844,160 Mercer Shares. Accordingly, in order to ensure compliance with NASDAQ Listing Rule 5635(a), Mercer must obtain the approval of Mercer shareholders for the issuance of these securities in the transaction.”

S A N G R A  M O L L E R  LLP

March 9, 2012

We trust you will find the foregoing to be in order but, should you have any questions or concerns, please do not hesitate to contact the undersigned, Rod Talaifar (604-692-3023) or Andrew Bond (604-692-3059) of our office.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra

Per:

H.S. Sangra

/s/ Rod A. Talaifar

Per:

Rod A. Talaifar

/s/ Andrew Bond

Per:

Andrew Bond

Washington State Bar No. 39502

California State Bar No. 257763

District of Columbia Bar No. 994014

HSS/RT/AB/cl

cc.        Mercer International Inc.